September 27, 2022

R. Wilson Orr, Chairman

Kirkland's, Inc.

5310 Maryland Way

Brentwood, TN 37027

Dear Wilson:

I am writing to tender my resignation as a director of Kirkland's, Inc., effective as of the date of this letter. As you know, on November 1, I will become the Chief Executive Officer of Dollar General Corporation. I also expect to be elected to Dollar General’s Board of Directors. With these new responsibilities, I believe it is in the best interests of both companies that I resign from the Kirkland's board at this time and focus my attention on Dollar General.

My decision to resign is not the result of any disagreement with Kirkland's operations, policies or procedures.

It has been a pleasure serving on the board, and I wish you and the Company all the best.

Sincerely,

/s/ Jeffery C. Owen

Jeffery C. Owen